September 8, 2009

Ms. T.W. Owen
Chief Financial Officer and
Secretary
Metabolic Research, Inc.
6320 McLeod Dr, Ste 7
Las Vegas, NV 89120

   Re: Metabolic Research, Inc.
     Item 4.02 Form 8-K
     Filed September 4, 2009
     File No. 000-25879

Dear Ms. Owen:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 (a) Form 8-K filed September 4, 2009

1. It appears an Item 4.02 8-K was not filed within 4 business days of the conclusion that the financial statements could not be relied on. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

2. You state that you were "advised that the date of the conclusion regarding the non-reliance is July 15, 2009".   Please amend your filing to clearly state the date on which you determined that investors should no longer rely upon your financial statements for the specified periods.

3. Please amend your filing to disclose the circumstances that led to the discovery of "mathematical calculation error in such financial statements" as stated in your Form 8-K and include a more detailed description of these errors.

4. Your disclosure states "This error carries back to previously stated financials. The company is currently determining which of the previous reported Financial Statements are affected by this error." Please amend your filing to quantify the errors and state all periods that are impacted by such errors.

5. Please amend your filing to elaborate on any internal control deficiencies that allowed the mathematical calculation errors to prevail over time and explain whether these amounted to a material weakness.

6. As it is unclear from the amended Form 10-Q, please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your March 31, 2009 10-Q filings regarding your disclosure controls and procedures, in light of the materiality of the mathematical calculation errors that you have described and the number of periods that the errors appear to affect.

7. Similarly, please tell us whether you have reassessed your conclusion related to the effectiveness of your internal control over financial reporting.

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant